[LOGO] GENETHERA


                                                               November 30, 2004



Mr. Jeffrey Riedler, Esq. Mail Stop 3-09
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20548

Re:      GeneThera, Inc.
         Comment Letter
         File No. 333-118937


Dear Mr. Riedler,

Thank you for the fourth comment letter sent by your department on November 29, 2004. We have attempted to address all the comments in a comprehensive manner. We are sending one bound "marked" copy of the amended filing and one "clean" copy that we hope will facilitate your review. This letter will attempt to key our responses to your comments.

Form SB-2

General

1. Please file on EDGAR all prior correspondence from the Company relating to our comment letter dated November 16, 2004. Refiled under CORRESP.

Convertible Notes, page 10

2. We note your response to comment 7 and your revised disclosure. Please disclose the conversion price and the current market price at the date of the execution of the convertible promissory notes. Acknowledged and completed on pages 10-11.



Certain Relationships and Related Transactions, page 22

3. We note your revised disclosure in this section regarding the payments made to certain individuals in connection with professional services rendered to the Company. Please revise this section to provide if the terms in each of these transactions were on as terms as favorable as those that could have been obtained from unaffiliated third parties.

      As payment for legal services rendered, Steven Slaw received 16,000 shares of restricted stock valued at $16,000 in January 2004. This transaction was on terms as favorable as those that could have been obtained from unaffiliated third parties.

      As payment for financial consulting services, Mark Herzog received 16,000 shares of restricted stock valued at $16,000 in January 2004. This transaction was on terms as favorable as those that could have been obtained from unaffiliated third parties.


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      Under a scientific consulting agreement, James Huang received 20,000 shares of restricted stock valued at $20,000 in August 2004. This transaction was on terms as favorable as those that could have been obtained from unaffiliated third parties.

      As payment for legal services rendered, Richard W. Bryans received 75,000 shares of restricted stock valued at $$71,250. This transaction was on terms as favorable as those that could have been obtained from unaffiliated third parties.

Recent Sales of Unregistered Securities, Page II-1

4. We note your response to comment 15 and reissue the comment in part. For each issuance you describe in this section, revise to identify the investors or class of investors. Please note that accredited investor is not a class of investors that we will recognize. Acknowledged and completed starting on page II-1.


Exhibit List

5. We note your response to comment 16 and reissue the comment in part. Please revise your exhibit list presently to reflect that your exhibits Curriculum Vitae and Lease Agreement are filed as exhibits 99.1 and 99.2, respectively, and not 99.2 and 99.3. In addition, please note that your Resolution Agreement indicated on the exhibit list as exhibit 99.1 has not been filed. Please revise your exhibit list accordingly. Corrected per comment. The Resolution Agreement listed as 99.1 was renamed and refiled in the last amendment as exhibit 10.11.

6. In addition, with respect to exhibits 3.1.1 and 3.1.2, if you are incorporating by reference these items from previously Commission filed documents, please so indicate on the exhibit list, including the documents you are incorporating to. However, if the documents you are incorporating to have not been filed on Edgar, you should not incorporate by reference. Rather, the exhibits should be filed in your next amendment. Noted and filed with this amendment.

Exhibit 5.1

7. Please note for legal opinions regarding equity securities the company's counsel must opine on the legality of the securities under the laws of the state in which the registrant is incorporated. In your case, since you are a Florida incorporated company, your legal counsel's opinion must opine regarding the legality of the securities under the laws of Florida. Exhibit 5.1 restated.

We hope that the registration process is complete after your review of these comments. .


                                                      Sincerely,
                                                      /s/ Steven M. Grubner
                                                      ----------------------
                                                      Steven M. Grubner
                                                      Chief Financial Officer

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